SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                        Commission file number 333-58295

                       INDIANA UNITED BANCORP 401 (K) PLAN
                            (Full title of the plan)

                           MAINSOURCE FINANCIAL GROUP
          (Name of issuer of the securities held pursuant to the plan)

                               201 North Broadway
                            Greensburg, Indiana 47240
                     (Address of principal executive office)

                       INDIANA UNITED BANCORP 401(K) PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                       INDIANA UNITED BANCORP 401(K) PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS ..........................................   1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .....................   2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ...........   3

    NOTES TO FINANCIAL STATEMENTS .......................................   4


SUPPLEMENTAL INFORMATION

    SCHEDULE  H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) .....   8

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Indiana United Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Indiana United Bancorp 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.





                                                  Crowe, Chizek and Company LLP
South Bend, Indiana
May 30, 2002

                       INDIANA UNITED BANCORP 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------



                                                       2001              2000
                                                    -----------      -----------
 ASSETS
     Investments (Notes 2 and 4)                    $12,070,246      $10,623,911

     Receivables
         Employer contribution                          811,992          136,817
         Transfer from retirement plan                1,306,691               --
                                                    -----------      -----------
                                                      2,118,683          136,817

     Cash and cash equivalents                            4,892          364,589
                                                    -----------      -----------


NET ASSETS AVAILABLE FOR BENEFITS                   $14,193,821      $11,125,317
                                                    ===========      ===========


                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Years ended December 31, 2001
--------------------------------------------------------------------------------


Additions to net assets attributed to:
     Investment income
         Net appreciation in fair value of investments (Note 4)      $   816,482
         Interest and dividends                                          397,139
                                                                     -----------
                                                                       1,213,621

     Contributions
         Employer                                                      1,184,345
         Participants                                                    714,981
         Rollovers                                                        11,533
                                                                     -----------
                                                                       1,910,859

              Total additions                                          3,124,480

Deductions from net assets attributed to:
     Benefits paid to participants                                     1,362,667
                                                                     -----------


Net increase prior to plan transfers                                   1,761,813

     Plan transfers                                                    1,306,691
                                                                     -----------


Net increase                                                           3,068,504

Net assets available for benefits
     Beginning of year                                                11,125,317
                                                                     -----------

     End of year                                                     $14,193,821
                                                                     ===========


                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Indiana United Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan covering all employees of the Company, Main Source Financial Group formerly known as Indiana United Bancorp, Regional Bank, People's Trust Company, the Insurance Group, Inc. and Capstone Bank, who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute from 2% up to 8% of their pretax annual compensation to the Plan. During 2001, the Plan was amended to increase the deferral limit to 12%. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution retirement plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan. All contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. The allocation of the Company's contribution is based on compensation. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's liability for future matching contributions to the Plan.

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date. For amounts contributed after April 30, 1998, vesting in the Company's matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

                        Years
                         of                  Vesting
                       Service              Percentage
                       -------              ----------

                         0-2                     0%
                         3                      20%
                         4                      40%
                         5                      60%
                         6                      80%
                         7                     100%

                                   (Continued)

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

A participant is entitled to 100% of his or her account balance upon retirement, death or disability. The non-vested portion of any terminated participants account will be forfeited and used by the Plan to reduce the amount of future employer contributions to the Plan. At December 31, 2001, forfeited accounts totaled $62,870. These amounts are available to reduce future employer contributions to the Plan.

Payment of Benefits: On termination of service, a participant will receive a lump sum amount equal to the value of his or her vested interest in their account. Balances are generally paid as a single lump-sum distribution.

Participant Loans: Participants may borrow from the Plan. The amount which can be borrowed is a maximum generally equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms generally range from 1-5 years. However, they may be as long as 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest payments are made through payroll deductions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                   (Continued)

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                             December 31,
                                                          2001          2000
                                                          ----          ----

Federated Investors, Inc. Total Return Bond Fund,
  96,628 and 81,360 shares, respectively              $ 1,014,592   $   845,335
Federated Investors, Inc. Stock Trust Fund,
  36,901 and 34,611 shares, respectively                1,252,435     1,175,733
Federated Investors, Inc. Equity Income Fund,
  53,141 and 49,704 shares, respectively                  880,548       942,391
Federated Investors, Inc. Max-Cap Fund,
  44,340 and 42,286 shares, respectively                1,030,019     1,131,570
Indiana United Bancorp common stock,
  341,791 and 317,475 shares respectively               5,998,439     4,702,755
Federated Capital Preservation Fund,
  107,914 and 114,323 shares, respectively              1,079,139     1,143,234

During 2001 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $816,482 as follows:

                                                Year Ended
                                             December 31, 2001
                                             -----------------

     Mutual Funds                              $   (348,976)
     Common stock                                 1,165,458
                                               ------------

                                               $    816,482
                                               ============


NOTE 5 - PARTY-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Plan's investment in Indiana United Bancorp common stock qualifies as a party-in-interest investment.

                                   (Continued)

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated October 19, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $21,092 at December 31, 2001 and $126,845 at December 31, 2000.


NOTE 8 - PLAN AMENDMENTS

The Plan was amended to merge the Indiana United Bancorp Retirement Plan into the Plan. In conjunction with this merger, the assets of the Indiana United Bancorp Retirement Plan were transferred to the Plan on December 31, 2001.


NOTE 9 - SUBSEQUENT EVENTS

During 2002, the Plan was amended to change the Plan provisions to comply with GUST. The Plan has also been submitted to the Internal Revenue Service to obtain a determination letter for the GUST restatement.

                       INDIANA UNITED BANCORP 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001
--------------------------------------------------------------------------------


Name of Plan Sponsor:                       Indiana United Bancorp
                       ------------------------------------------------------
Employer Identification Number:                   35-1562245
                                ---------------------------------------------
Three-Digit Plan Number:                              001
                          ---------------------------------------------------

                                                           (c)
                                                Description of Investment
                                                Including Maturity Date,                                  (e)
                       (b)                      Rate of Interest, Par or                (d)              Current
   (a)          Identity of Issue                    Maturity Value                    Cost               Value
                -----------------                    --------------                    ----               -----
           Federated Investors,           Total Return Bond Fund                        **          $     1,014,592
             Inc.                         Investment with registered
                                            investment company,
                                            96,628 shares

           Federated Investors,           Stock Trust Fund                              **                1,252,435
             Inc.                         Investment with registered
                                            investment company,
                                            36,901 shares

           Federated Investors,           Equity Income Fund                            **                  880,548
             Inc.                         Investment with registered
                                            investment company,
                                            53,141 shares

           Federated Investors,           Small Cap Strategies Fund                     **                  406,270
             Inc.                         Investment with registered
                                            investment company,
                                            26,296 shares

           Federated Investors,           Max Cap Fund                                  **                1,030,019
             Inc.                         Investment with registered
                                            investment company,
                                            44,340 shares

           Federated Investors,           World Utility Fund                            **                  114,941
             Inc.                         Investment with registered
                                            investment company,
                                            8,910 shares

    *      Indiana United                 Common stock, 341,791 shares                  **                5,998,439
           Bancorp

*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented

                       INDIANA UNITED BANCORP 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001
--------------------------------------------------------------------------------


Name of Plan Sponsor:                       Indiana United Bancorp
                       ------------------------------------------------------
Employer Identification Number:                   35-1562245
                                ---------------------------------------------
Three-Digit Plan Number:                              001
                          ---------------------------------------------------


                                                           (c)
                                                Description of Investment
                                                Including Maturity Date,                                  (e)
                       (b)                      Rate of Interest, Par or                (d)              Current
   (a)          Identity of Issue                    Maturity Value                    Cost               Value
                -----------------                    --------------                    ----               -----
           Federated Investors,           Capital Preservation Fund                     **          $     1,079,139
             Inc.                         Investment with registered
                                            investment company
                                            107,914 shares

           Federated Investors,           Growth Strategies Fund                        **                  128,232
             Inc.                         Investment with registered
                                            investment company
                                            5,011 shares

           Federated Investors,           International Equity Fund                     **                   29,227
             Inc.                         Investment with registered
                                            investment company
                                            1,941 shares

           Federated Investors,           Advantage Account                             **                   91,934
             Inc.                         Money Market Account
                                            91,934 shares

    *      Participant Loans              Loans to plan participants,                   **                   44,470
                                                                                                    ---------------
                            bearing interest at rates
                                            ranging from 8.50% to 4.75%

                                                                                                    $    12,070,246

*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented

                         CONSENT OF INDEPENDENT AUDITORS





We consent to the incorporation by reference of our report dated May 30, 2002 on the Indiana United Bancorp 401(k) Plan (the Plan) December 31, 2001 financial statements included in the Annual Report on Form 11-K of the Plan for the year then ended into the Registration Statement on Form S-8 (SEC File No. 333-58295) filed with the Securities and Exchange Commission for the Plan.





                                                   Crowe, Chizek and Company LLP


South Bend, Indiana
June 28, 2002

                             INDIANA UNITED BANCORP
                                   401 K PLAN
                                    FORM 11-K
                                December 31, 2001


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.


                                        INDIANA UNITED BANCORP 401 (K) PLAN

                                        /s/ Donald A. Benziger
Date:  June 28, 2002                    -------------------------------
                                        Donald A. Benziger
                                        Senior Vice President & Chief Financial
                                        Officer
                                        MainSource Financial Group